Resolution plc
1 Wythall Green Way
Wythall
Birmingham
B47 6WG

tel 0870 887 0001
fax 0870 887 0002
www.resolutionplc.com

10 March 2008

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Resolution plc – Rule 12g3-2(b) Exemption

SEC File Number 82-35079

Dear Sirs

I herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act.

Please find hereto attached documentation and Appendix covering information that has been filed with Companies House. This submission covers the period from 14 January 2008 to 29 February 2008 and supplements the information that the company has made public, filed and distributed since it applied for an exemption under the Rule on 21 March 2007.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

As previously notified from 5 July 2007 all information that has been made public by the Company and announcements filed with the London Stock Exchange will be available at Resolution plc's website under the Investor Section; this information can be obtained by using the following links :-

4/2

10/8173646_1

Resolution plc. Registered in England No 3524909
Registered Office: Juxon House, 100 St Paul's Churchyard, London, EC4M 8BU

London Stock Exchange announcements	http://www.resolutionplc.com/investor_rns.shtml
Results announcements	http://www.resolutionplc.com/investor_results2007.shtml
Annual report and accounts	http://www.resolutionplc.com/investor_resolutionannualreports.shtml
Equity and debt investor library	http://www.resolutionplc.com/investor_library.shtml
Merger Information	http://www.resolutionplc.com/investor_fp_mergerinformation.shtml
Annual general meeting information	http://www.resolutionplc.com/investor_annualgeneralmeeting.shtml
Financial calendar	http://www.resolutionplc.com/investor_financialcalendar.shtml
Dividends	http://www.resolutionplc.com/investor_dividendhistory2007.shtml

For filings made to Companies House these will be continued to be supplied on a monthly basis via hard copy unless significant information is disclosed in the interim, in which case a further submission will be made as soon as practicable.

If there are any queries regarding this return please do not hesitate to contact me.

Steven Watts
Assistant Company Secretary
Resolution PLC

Direct Dial 01564 204339
Fax Number 01564 828811
E-mail steven.watts@resolutionplc.com

APPENDIX A

MATERIAL MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY OR ITS PREDECESSORS FROM 14 JANUARY 2008 TO 29 FEBRUARY 2008

Appendix A1: Press Releases

Release Date	Title
NA	Available on the website at http://www.resolutionplc.com/investor.jsp.

Appendix A2: Companies House Filings

Date Filed	Document Type	Companies House Filing
29 January 2008	88(2)	Allotment of Shares
29 January 2008	88(2)	Allotment of Shares
19 February 2008	88(2)	Allotment of Shares
19 February 2008	88(2)	Allotment of Shares
19 February 2008	88(2)	Allotment of Shares

Appendix A3: Other Public Disclosures

Date Released	Filing Entity	Announcement Type
NA	Resolution plc	Available on the website at http://www.resolutionplc.com/investor.jsp

RECEIVED
2008 APR -2 A 8: 01
[OFF]ICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	14	01	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	758		
Nominal value of each share	£0.05		
Amount (if any) paid or due on each share (including any share premium)	£5.15		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Ronald Fazakerley Address: 101 Dunbabin Road, Childwall, Liverpool UK Postcode L16 7QG	Ordinary	203
Name(s): Cherry Foster Address: 255 Beoley Road East, Redditch UK Postcode B98 8PD	Ordinary	29
Name(s): Mary McCabe Address: 54 Arbroath Avenue, Cardonald, Glasgow UK Postcode G52 3EZ	Ordinary	203
Name(s): Thomas Bates Address: 22 Waterford Road, Prenton, Merseyside UK Postcode CH43 6UU	Ordinary	101
Name(s): Caroline Page Address: 109 Ayr Road, Newton Mearns, Glasgow UK Postcode G77 6RA	Ordinary	145

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 21.1.08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B47 6WG

Tel 01564 202670

DX number DX exchange

Shareholder details	**Shares & share class allotted**	
Name & Address	Class of shares allotted	Number allotted
Bernadette Hutchison 95 Baldorran Crescent, Balloch, Cumbernauld Glasgow G68 9EX	Ordinary	77

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHW P000

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	01	2008			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	8562	1403	1437
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£1.0757	£3.4282	£4.5476

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): David Lloyd Rodgers Address: Flat 10, Normid Court, 33 Bunbury Road, Northfield, Birmingham UK Postcode: B31 2DS	Ordinary ~~Ordinary~~ ~~Ordinary~~	8942
Name(s): Susan Walker Address: 177 Newlands Road, Stirchley, Birmingham UK Postcode: B30 2RJ	Ordinary	1403
Name(s): Gillian King Address: 186 New Chester Road, Port Sunlight, Wirral UK Postcode: CH62 4RG	Ordinary	211
Name(s): Thomas Bates Address: 22 Waterford Road, Prenton, Merseyside UK Postcode: CH43 6UU	Ordinary	423
Name(s): Ronald Fazakerley Address: 101 Dunbabin Road, Childwall, Liverpool UK Postcode: L16 7QG	Ordinary	423

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________________ Date 21.1.08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc
1 Wythall Green Way, Wythall, Birmingham B47 6WG
Tel 01564 202670
DX number DX exchange

RECEIVED
2008 APR -2 A 8:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	31	01	2008			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	626	3648	839
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£3.4282	£4.5476	£5.15

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Peter Houghton Address: 46 Belmont Avenue, Ribbleton, Preston, Lancashire UK Postcode PR2 6DH	Class of shares allotted Ordinary Ordinary Ordinary	Number allotted 1022
Name(s): Mrs Suzanne Molloy Address: 9 Sant Road, Birmingham UK Postcode B31 3NJ	Class of shares allotted Ordinary	Number allotted 162
Name(s): Ms Claire Cashman Address: 42 Cromford Road, Huyton, Liverpool UK Postcode L36 8BD	Class of shares allotted Ordinary	Number allotted 267
Name(s): Ms Lisa Cave Address: 15 Trefula Park, West Derby, Liverpool UK Postcode L12 7LH	Class of shares allotted Ordinary	Number allotted 315
Name(s): Michael Hughes Address: 15 Trevor Drive, Crosby, Liverpool UK Postcode L23 2RN	Class of shares allotted Ordinary	Number allotted 346

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21.1.08

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Shareholder details Name & Address	**Shares & share class allotted** Class of shares allotted	Number allotted
Mrs Helen Touray 20 Ulverscroft, Bidston Road, Prenton CH43 2JY	Ordinary	445
Anthony Brady Outpost Cottage, Macclesfield Road, Rainow Macclesfield SK10 5UU	Ordinary	1112
Mrs Kulwinder Panesar 101 Warwards Lane, Birmingham B29 7QX	Ordinary	942
Mrs Carol Gorman 17 Gailes Road, Troon, Ayrshire KA10 6TB	Ordinary	145
John Scally 12 Caskie Drive, Skelmorlie, Ayrshire PA17 5AW	Ordinary	145
Mrs Joan Shingler 25 Melling Road, Liverpool L9 0LE	Ordinary	67
Miss Joanne Freebairn Ferni-Brae, Colzium, Kilsyth, Glasgow G65 0PY	Ordinary	145

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	31	01	2008			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	563	1894	
Nominal value of each share	£0.05	£0.05	
Amount (if any) paid or due on each share (including any share premium)	£3.35	£3.40	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Mrs Heidi Jukes	Class of shares allotted	Number allotted
Address: 1 Comice Grove, Crowle, Worcester	Ordinary	2457
	Ordinary	
UK Postcode WR7 4SE		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21.1.08

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	02	2008			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	222	203	
Nominal value of each share	£0.05	£0.05	
Amount (if any) paid or due on each share (including any share premium)	£4.5476	£5.15	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Ms Deborah Ball Address 89 Priory Road, Anfield, Liverpool UK Postcode L4 2SE	Class of shares allotted Ordinary ~~Ordinary~~	Number allotted 280
Name(s) Neil Smith Address 85 Limbrick Close, Shirley, Solihull, B90 2LS UK Postcode	Class of shares allotted Ordinary	Number allotted 145
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 14.2.08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts

1 Wythall Green Way, Wythall, Birmingham B47 6WG

Tel 01564 202670

DX number DX exchange

END